



SECU▮ 02018513 ▮MMISSION
vvasmington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2002
WASH. D.C.
354

SEC FILE NUMBER
8- 0 6939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-01___ AND ENDING ___12-31-01___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMERICAN FUNDS & TRUSTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 SOUTH MAIN STREET
(No. and Street)

SALT LAKE CITY	UTAH	84115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD M. TAGGART   (801) 466-8701
                                                   (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SORENSEN, VANCE & COMPANY, P.C.
(Name — if individual, state last, first, middle name)

3115 EAST LION LANE, SUITE 220	SALT LAKE CITY	UTAH	84121
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

AMERICAN FUNDS AND TRUSTS, INC.

TABLE OF CONTENTS

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Member of AICPA
SEC Practice Section

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
American Funds and Trusts, Inc.

We have audited the accompanying statement of financial condition of American Funds and Trusts, Inc., as of December 31, 2001, and the related statements of operations, cash flows, and stockholders equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Funds and Trusts, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance & Company, P.C.

February 22, 2002

1

AMERICAN FUNDS AND TRUSTS, INC.
OATH OR AFFIRMATION TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

· I, Richard M. Taggart, President of American Funds and Trusts, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to American Funds and Trusts, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard M. Taggart
President

Subscribed and sworn to before me this
28 day of Feb , 2002

Notary Public
Residing in Salt Lake County, Utah

NOTARY PUBLIC
JOY S. PAYNE
3030 So. Main St., #100
Salt Lake City, Utah 84115
My Commission Expires
December 11, 2004
STATE OF UTAH

My Commission Expires 12/11/04

AMERICAN FUNDS AND TRUSTS, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current assets:

Cash and cash equivalents	$ 188,246
Other receivables and advances	9,497
Refundable income taxes	3,020

Total current assets	200,763

Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $36,500   29,613

Total Assets	$ 230,376

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accrued commissions to officers and directors	$ 64,885
Accrued commissions to registered representatives	14,956
Accrued expenses and other payables	5,020
Income taxes payable	100

Total current liabilities	84,961

Long-term liabilities:

Deferred income taxes payable	3,600

Total liabilities	88,561

Stockholders' equity:

Common stock, $1 par value, 150,000 shares authorized and 123,168 shares issued	123,168
Additional paid-in capital	44,409
Accumulated (deficit)	(24,762)
	142,815

Less: 1,000 shares of treasury stock, at cost	(1,000)

Total stockholders' equity	141,815

Total Liabilities and Stockholders' Equity	$ 230,376

The accompanying notes are an integral
part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:

Commissions	$ 733,866
Interest income	11,836
Total revenue	745,702

Expenses:

Commissions, salaries and payroll taxes	662,511
Occupancy and equipment	41,666
Communications	14,011
Professional fees	13,760
Regulatory fees	5,319
Other	9,236
Total expenses	746,503
Income (loss) before income taxes	(801)
Income tax expense	(80)
Net income	$ (881)

The accompanying notes are an integral
part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:

Net income (loss)	$ (881)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	2,754
Change in deferred income taxes	(200)
Changes in assets and liabilities:	
(Increase) in other receivables and advances	(8,463)
(Increase) in refundable income taxes	(3,020)
Increase in accounts payable and accrued expenses	1,910
Increase in commissions due to officers and directors	2,409
(Decrease) in commissions due to registered representatives	(4,142)
(Decrease) in income taxes payable	(736)
Net cash (used) in operating activities	(10,369)

Cash Flows From Investing Activities:

Acquisition of equipment	(2,568)
Net cash (used) in investing activities:	(2,568)

Cash Flows From Financing Activities: --

Net (decrease) in cash (12,937)

Cash and cash equivalents, beginning of year 201,183

Cash and cash equivalents, end of year $ 188,246

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:
Income taxes $ 4,036

The accompanying notes are an integral
part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid In Capital	Treasury Stock	Accumulated (Deficit)	Total
Balances, January 1, 2001	$ 123,168	$ 44,409	$ (1,000)	$ (23,881)	$ 142,696
Net income	--	--	--	(881)	(881)
Balances, December 31, 2001	$ 123,168	$ 44,409	$ (1,000)	$ (24,762)	$ 141,815

The accompanying notes are an integral
part of the financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNT POLICIES**

    a. **Business**

    The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

    b. **Revenue Recognition**

    Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

    c. **Customer Security Transactions**

    Security transactions for customers are cleared through another broker dealer on a fully disclosed basis. The Company, therefore, does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

    d. **Furniture, Equipment and Depreciation**

    Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture and equipment is provided using accelerated methods over expected useful lives of 5 to 7 years. Improvements are depreciated over 7 to 31 years.

    Normal maintenance and repair items are expensed as incurred. The cost and accumulated depreciation of property and equipment retired are removed from the accounts and the related gain or loss on disposition is reflected in net income in the period of disposition.

    e. **Cash and Cash Equivalents**

    The Company utilizes money market sweep accounts at its bank whereby available funds are invested overnight. For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents.

    f. **Management Estimates**

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Notes to the Financial Statements - continued

g.   **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense is provided based upon the financial statement earnings of the Company. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. The tax effects of such differences are reported as deferred income taxes in the financial statements.

2.   **FURNITURE AND EQUIPMENT**

The major classes of depreciable assets are as follows:

Furniture and equipment	$ 62,134
Leasehold improvements	3,979
Total	66,113
Less accumulated depreciation	36,500
Fixed assets, net	$ 29,613

Depreciation expense for the year ended December 31, 2001 was $2,754.

3.   **INCOME TAXES**

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of depreciation.

Income tax expense consists of the following:

Current income taxes:	
Federal	$ 180
State	100
Total	280
Deferred taxes for current year timing differences	(200)
Total income tax expense	$ 80

4. LEASE COMMITMENT FOR OFFICE SPACE

The Company signed a five year operating lease for office space in May, 2001 which expires April 30, 2006. Future minimum lease payments required by the agreement are as follows:

Year	Amount
2002	$ 29,376
2003	30,256
2004	31,160
2005	32,088
2006	10,800
Total	$ 133,680

Rent expense for 2001 was $28,438

5. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2001, the Company's net capital was $95,625 which was $70,625 in excess of the $25,000 minimum required.

6. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

The Company does not invest in securities for its own account and, therefore is not subject to market risk.

Credit Risk

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an effective internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

AMERICAN FUNDS AND TRUSTS, INC
COMPUTATION OF NET CAPITAL AND RECONCILIATION
TO RESPONDENT'S UNAUDITED COMPUTATION

Stockholders' equity		$ 141,815
Nonallowable assets:		
Other receivables and advances	$ 9,497	
Refundable income taxs	3,020	
Furniture, equipment and leasehold improvements, net	29,613	42,130
Net capital before haircuts on securities' positions		99,685
Haircuts on securities:		
Money market accounts		(4,060)
Net capital per audit		$ 95,625

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's Focus report	$ 100,906
Net increase to stockholders' equity	14,322
Increase in nonallowable assets	(15,543)
Increase in securities' haircuts	(4,060)
Net capital per audit	$ 95,625

11

AMERICAN FUNDS AND TRUSTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001

Accrued commissions to officers and directors	$ 64,885
Accrued commissions to registered representatives	14,956
Other payables and accrued expenses	5,020
Income taxes payable	100
Total Aggregate Indebtedness	$ 84,961
Ratio of aggregate indebtedness to net capital	.89:1

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

    A. $2,500 capital category; as per Rule 15c3-1   _____

    B. "Special Account for the Exclusive Benefit of
Customers" maintained   __X__

    C. All customer transactions cleared through another
broker-dealer on a fully disclosed basis: Name of clearing
firm _____   _____

    D. Exempted by order of the Commission   _____

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Member of AICPA
SEC Practice Section

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
American Funds and Trusts, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of American Funds and Trusts, Inc. for the year ended December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

14

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Solomon, Vance & Company, P.C.

February 22, 2002

AMERICAN FUNDS AND TRUSTS, INC.

FORM X-17A-5 WITH REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FOR THE YEAR ENDED DECEMBER 31, 2001